UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (AMENDMENT NO. 1)

COURTSIDE ACQUISITION CORP.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

22274N 10 2
(CUSIP Number)

Bruce M. Greenwald	with a copy to:	David Alan Miller, Esq.
1700 Broadway		Graubard Miller
17th Floor		405 Lexington Avenue
New York, NY 10019		New York, NY 10174-1901
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not
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1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Bruce M. Greenwald I.D. No.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,273,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,273,500
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,273,500
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

                This Schedule 13D is filed by Bruce M. Greenwald (“Greenwald”) with respect to ownership of the common stock of Courtside Acquisition Corp., a Delaware corporation (the “Issuer”).

                The percentages of beneficial ownership reflected in this Schedule 13D are based upon 16,800,000 shares outstanding as of March 31, 2007 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

Item 1.                    Security and Issuer

                The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of the Issuer. The principal executive office of the Issuer is 1700 Broadway, 17th Floor, New York, New York 10019.

Item 2.                    Identity and Background.

                This Statement is being filed by Greenwald. The business address of Greenwald is 1700 Broadway, 17th Floor, New York, New York 10019. Greenwald has been the President and a member of the Board of Directors of the Issuer since its inception.

                During the past five years, Greenwald has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                During the past five years, Greenwald has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                Greenwald is a citizen of the United States.

Item 3.                    Source and Amount of Funds or Other Consideration.

                In March 2005, in connection with the Issuer’s formation, Greenwald purchased 756,000 shares of Common Stock at a purchase price of approximately $0.0083 per share. Greenwald used his personal funds to purchase such shares at that time. Effective April 5, 2005, Greenwald transferred 30,000 shares of common stock to Darren M. Sardoff, one of the Issuer’s Directors. Effective May 31, 2005, Greenwald transferred an additional 7,500 shares of Common Stock to Mr. Sardoff.

                In August 2005, Greenwald purchased warrants (“Warrants”) to purchase an aggregate of 790,888 shares of the Issuer’s Common Stock for an aggregate purchase price of $ 390,651.90. The Warrants have an exercise price of $5.00 per share and will become exercisable upon completion by the Issuer of a business combination with a target business. Greenwald used his personal funds to purchase such Warrants at that time.

                In May 2007, Greenwald entered into a “written plan for trading securities” within the meaning of Rule 10b5-1 promulgated under the Securities and Exchange Act of 1934, as amended (“Act”). Pursuant to such plan, he agreed to purchase 555,000 shares of Common Stock; provided that such purchases were made in compliance with Rule 10b-18 promulgated under the Act and ceased upon consummation of the Acquisition described in Item 4(b). Greenwald purchased the 555,000 shares of the Issuer’s

Common Stock for an aggregate purchase price of $3,126,196.40 pursuant to this plan. Greenwald used his personal funds to purchase such shares at that time.

Item 4.                    Purpose of Transaction

                Greenwald acquired the Shares for investment purposes.

                (a)           Greenwald may acquire additional securities from time to time in the open market or in private transactions. Greenwald holds Warrants to purchase an aggregate of 790,888 shares of the Issuer’s Common Stock. The Warrants have an exercise price of $5.00 per share and will become exercisable upon completion by the Issuer of a business combination with a target business.

                (b)           On January 24, 2007, the Issuer signed the purchase agreement (which was amended on May 2, 2007) (“Acquisition Agreement”) to acquire (the “Acquisition”) the business and substantially all of the assets of American Community Newspapers LLC, a publisher of community newspapers now operating within the following markets: Minneapolis - St. Paul, Dallas, Northern Virginia (suburban Washington D.C.) and Columbus, Ohio. The purchase price is approximately $206,000,000, subject to working capital adjustments (of which up to $12,500,000 may be paid in shares of the Issuer’s Common Stock valued at $5.70 per share and the balance will be paid in cash) plus up to $15,000,000 based on 2008 newspaper cash flow and $10,000,000 if during any 20 trading days within any 30 trading day period through July 7, 2009 the last reported sale price of Common Stock exceeds $8.50 per share.

                The Acquisition is expected to be consummated during the second quarter of 2007, after the required approval by the Issuer’s stockholders and the fulfillment of certain other closing conditions.

                Pursuant to a Letter Agreement, dated April 22, 2005, between the Issuer, EarlyBirdCapital, Inc. and Greenwald, when the Issuer seeks stockholder approval of the transactions contemplated by the Acquisition Agreement, Greenwald has agreed to vote the shares of Common Stock he received upon the Issuer’s formation on such proposal in accordance with the majority of the votes cast by the holders of the shares of Common Stock issued in the Issuer’s initial public offering. He may vote any other shares of Common Stock held by him any way he chooses and intends to vote such shares in favor of the transactions contemplated by the Acquisition Agreement.

                At the date of this Statement, Greenwald, except as set forth in this Statement and the Acquisition Agreement discussed in this Item 4, and consistent with Greenwald’s positions with the Issuer, has no plans or proposals which would result in:

                (a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                (b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                (c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                (d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

                (e)           Any material change in the present capitalization or dividend policy of the Issuer;

                (f)            Any other material change in the Issuer’s business or corporate structure;

                (g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

                (h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                (i)            A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                (j)            Any action similar to any of those actions enumerated above.

Item 5.                    Interest in Securities of the Issuer.

                Greenwald beneficially owns 1,273,500 shares of the Issuer’s Common Stock. Greenwald has sole dispositive and voting power over such shares. Greenwald beneficially owns 7.6% of the Issuer’s outstanding shares of Common Stock. The foregoing does not include 790,888 shares of Common Stock issuable upon exercise of Warrants held by Greenwald that are not currently exercisable and may not become exercisable within 60 days.

                During the past 60 days, Greenwald effected the purchases in May 2007 as described in Item 3 above.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                Reference is made to the disclosure set forth in Items 3, 4 and 5 of this Statement, which disclosure is incorporated herein by reference.

Item 7.                    Material to be Filed as Exhibits.

                1.             Purchase Agreement dated as of January 24, 2007 among Courtside Acquisition Corp., American Community Newspapers LLC and, solely for purposes of Section 2.22 thereof, ACN Holding LLC. (Incorporated by reference to the Registrant’s Current Report on Form 8-K dated January 24, 2007 and filed with the SEC on January 25, 2007, as amended on January 25, 2007).

                2.             Amendment dated May 2, 2007, to Purchase Agreement dated as of January 24, 2007 among Courtside Acquisition Corp., American Community Newspapers LLC and, solely for purposes of Section 2.22 thereof, ACN Holding LLC (Incorporated by reference to the Registrant's Current Report on Form 8-K dated May 2, 2007 and filed with the SEC on May 4, 2007).

SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2007	/s/ Bruce M. Greenwald
Bruce M. Greenwald